ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sean Healy and Abby Adams

Re:	Longview Acquisition Corp. II
Preliminary Proxy Statement on Schedule 14A
Filed October 21, 2022
File No. 001-40242

Ladies and Gentlemen:

On behalf of Longview Acquisition Corp. II (the “Company”), we respond to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated October 31, 2022. For reference purposes, the comment contained in the Staff’s letter is reproduced below in italics and the corresponding response is shown below the comment.

General.

1.                With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Securities and Exchange Commission	-2-	November 2, 2022

Response to Comment 1:

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor, Longview Investors II LLC, for purposes of CFIUS, is not a non-U.S. person, is not controlled by a non-U.S. person, has no member who is a non-U.S. person, and has no substantial ties with a non-U.S. person.

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Securities and Exchange Commission	-3-	November 2, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9575.

Very truly yours,

/s/ Christopher J. Capuzzi

Christopher J. Capuzzi

cc:	Mark Horowitz (Longview Acquisition Corp. II)